Mail Stop 3561

May 12, 2006

<u>Via U.S. Mail</u>

Mr. Daniel G. Brandano
President
Dynamic Leisure Corporation
2203 N. Lois Avenue, Suite 900
Tampa, FL 33607

> **Re: Dynamic Leisure Corporation**
> **Registration Statement on Form SB-2/A**
> **Post-Effective Amendment No. 1**
> **Filed April 13, 2006**
> **File No. 333-124283**

Dear Mr. Brandano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You need to rewrite your prospectus so that it emphasizes the information which is material to an investment decision now. Currently, much of the more material information appears to be added onto descriptions of material whose relevance to a current investment decision is limited or even non-existent.

2. Please note that post-effective amendments are referred to as post-effective amendment no. to registration statement on Form SB-2; only pre-effective

amendments are referred to as SB-2/A. Revise your cover page and signature page accordingly.

3. You refer repeatedly to resales. Please note that the Securities Act registers sales, not "resales" and revise accordingly.

Forward-Looking Statements, page 1

4. Please note that the safe harbor does not include securities traded on the bulletin board. Either delete the safe harbor language here or revise to clarify that it does not include your securities.

Prospectus Summary

5. We note from page 3 that warrants are exercisable from $3.00 per share to $7.50 per share. However, the calculation of registration fee table appears to indicate that warrants may be exercisable for up to $7.55 per share. Please revise as appropriate and ensure that your disclosure is consistent throughout the document.

6. Please disclose the revenues and net income for Dynamic Leisure Group for the most recent audited period to provide a financial snapshot of your company.

Risk Factors, page 5

7. Please put the risk factor headings in bold and eliminate the all capital headings which hurt readability.

We operate in the highly competitive, page 7

8. Please revise to explain what Global Distribution Systems is and why it controls the computer. Also, please explain why vertical integration with Global Distribution Systems would benefit your competitors.

If we fail to create and increase, page 8

9. You indicate in the heading to this risk factor that you need to create brand recognition but only refer to maintaining and enhancing that recognition in the body of the risk factor. Please revise to indicate the extent of your current brand recognition.

Interruption in service from third parties, page 9

    10. Briefly describe what Sabre, Inc. is and the functions it performs for the company.

Our success depends upon implementing, page 9

    11. Please identify the two wholesale travel companies recently acquired and describe what types of companies you plan to acquire in the near future. Also, briefly describe what TourScape is and what functions it performs for the company.

Rapid technological changes, page 10

    12. Briefly describe what "supplier link technology" is and what functions it performs for the company.

Although the company continues, page 14

    13. This risk factor appears to introduce the four risk factors that follow dealing with certain intellectual property rights of the company. The rights discussed are for air UniVane compressors, hydrogen circulators, and related technology, and the license granted for these items to Parker-Hannifin Corporation. Please briefly explain what these items are and how they relate to fuel cell systems. Please explain in an appropriate place when and why you changed business plans.

Determination of Offering Price, page 16

    14. We suggest omitting this section for the reason you give in the first sentence.

Background of the Transactions, page 16

    15. We note that your disclosure regarding the convertible promissory notes does not indicate a quantity of shares issuable upon conversion. The cover page of the prospectus indicates that this quantity is 163,500. Please revise to include the quantity here, as well.

Selling Security Holders, page 17

    16. Please indicate how each of the selling security holders listed on page 18 obtained his or her shares.

Plan of Distribution, page 19

17. Please identify the two selling security holders in regard to the subscription agreement and modification and waiver agreement referenced at the bottom of page 20.

Security ownership of certain beneficial owners and management, page 24

18. You indicate that there are 9,331,016 shares of common stock currently outstanding, while at the top of page 3 you indicate that 1,118,766 shares are outstanding. Please revise as appropriate and ensure that your disclosure is consistent throughout the document, or advise.

19. You indicate under the heading "Officers and Directors as Group" on page 25 that this includes five persons. However, only four persons are listed here. Please revise accordingly or advise.

Description of Business, page 29

20. We note that you include a discussion of your historical business before a discussion of your current business. Please revise this section so that it begins with your current business, with a description of your historical business following. Alternatively, shorten your business history by including only what is relevant to an investment decision today.

21. Please note that this section is supposed to present a description of your company that is accurate at the time of effectiveness. You need to substantially revise this entire section to achieve this goal. You can discuss your plans and hopes but you need to indicate clearly that they are not a current description of your operations and you need to discuss the steps that will be necessary to realize them, including your estimated cost for each step and, if practicable, your timeline. This information will assist investors in making an evaluation of your company. Some of our comments below are designed to assist you in this process.

Company history, page 30

22. In the third paragraph, you reference a license agreement with Parker-Hannifin Corporation "that is described above." However, the section describing this agreement is on page 31. Please revise accordingly.

DynEco UniVane (R) compressor and hydrogen circulator, page 31

23. You state that UniVane devices "are more reliable and efficient", "offer higher flow at lower pressures", and "produce a greater flow while utilizing about one

half the energy" of other such devices on the market. Please provide a basis for these statements. Alternately, delete.

Current business – travel operations, page 35

24. You indicate that you have "developed specialized knowledge and experience concerning certain geographic destinations". Please specify these destinations and indicate what expertise you have acquired and how you have acquired it. Also, clarify, if true, that others may have similar expertise.

25. You state that you have "established relationships with travel suppliers that enable us to offer a large inventory base at competitive rates." You provide some additional detail of these contractual relationships at the top of page 37. Disclose whether these arrangements are exclusive with you. If some are, disclose the number of suppliers with whom you have exclusive arrangements.

26. You indicate that you focus on "travel products, such as vacation packages, tours and cruises, which traditionally have had higher margins than airline ticket sales." Please indicate how many such travel packages you currently offer exclusively.

27. In the next amendment please describe your TourScape product.

28. Please revise to provide the basis for your belief that you are "well-positioned" to take advantage of growth in travel business. You might disclose the number of hits on your websites per month and the size of your advertising budget for the current fiscal year to help provide the basis.

29. You indicate that websites are integral to your business strategy. Please indicate how many websites you have, how long they have been in operation, and how successful they have been in generating business.

30. We note from pages 40 and 41 that you have acquired three companies in 2006, including a car rental company and two travel companies. Please describe, to the extent possible, in this section the result achieved since these acquisitions occurred, and including the number and dollar amount of travel sales and car rentals.

31. See the third full paragraph on page 38. Disclose the number of ecommerce companies with which you have established your affiliate program and name them.

Intellectual property, page 39

32. Please describe any patents, trademarks, licenses, franchises, concessions, or royalty agreements, including duration.

Casual Car General Service Agreement, page 40

33. Disclose how your fee is calculated under this agreement and, if possible, how many transactions you have done under it so far so that investors can form a judgment of how this alters your business prospects.

Shareholders of record, page 49

34. Disclose the number of shareholders of record.

Information related to outstanding shares, page 49

35. You indicate that the resale of 134,167 shares is covered by a registration statement filed on Form SB-2 (SEC File No. 333-112585). Please advise as to why no post-effective amendment appears to have been filed to reflect the fundamental changes that occurred to the company in January 2006. Refer to Item 512 (a)(ii) of Regulation S-B.

Securities authorized for issuance under equity compensation plans, page 50

36. The table at the top of page 51 indicates that 3,333 securities are available for future issuance under the 1993 Corporate Stock Option Plan. However, in your narrative on the 1993 Corporate Stock Option Plan, you state that "[n]o incentive stock option may be granted under the plan after April 30, 2003." In addition, the number of securities to be issued pursuant to outstanding options and warrants as provided in the table does not match the numbers in your narrative under "other plans" on page 53. Please revise as appropriate to ensure that your disclosure is consistent.

Summary compensation table, page 54

37. We note that you list zero options granted to Thomas C. Edwards in 2005 in the summary compensation table, yet the table entitled "option grants in last fiscal year" on page 51 indicates that 3,330 options were granted to Mr. Edwards in 2005. Please revise as appropriate to ensure that your disclosure is consistent.

38. Please describe any compensation provided to directors. Refer to Item 402(f) of Regulation S-B.

Financial Statements, page 54

39. Reposition the financial statements here so they are a part of the prospectus.

Recent sales of unregistered securities, II-2

40. Please identify the consulting firm who received 10,000 shares of company stock mentioned on page II-7.

Exhibits and financial statement schedules, page II-9

41. Please provide an updated legal opinion in Exhibit 5 that reflects the company's 1:30 reverse stock split on March 3, 2006. Also, please reflect in the legal opinion that your opinion is based on the law of Minnesota, the state where the company is incorporated.

Additional Information, II-13

42. Please provide the current address for the Security and Exchange Commission, which is 100 F Street, N.E., Washington, DC 20549.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Research and Development, page F-10

43. Based on your disclosure on page F-10, it appears that only $1,771 and $6,819 included in General and administrative expense was consider R&D costs for 2005 and 2004, respectively. However, your disclosure on page 34 indicates that you spent approximately $100,383 and $145,171 in 2005 and 2004, respectively, on R&D activities. Please reconcile and revise these disclosures.

Note 6. Convertible Promissory Notes and Warrants, page F-15

44. We note from your disclosure that, as a result of your default, your convertible promissory notes are classified as current liabilities at December 31, 2005, which in the event of default are subject to a redemption clause that requires you to pay a premium on top of the balance of your loan, as described in paragraph 2 of page F-15. We also note from your disclosure in note 13 on page F-26 that you paid a

total of approximately $245,250 to note holders, consisting of a premium in the amount of approximately $81,750 and principal amount of $163,500. Based on the above, it appears that an estimated amount for the above-mentioned premium should have been recognized as additional debt at December 31, 2005, based on the criteria of paragraph 8 of SFAS No. 5. Additionally, to the extent that you are exposed to material losses in excess of the amounts for which accruals have been established, please revise the notes to your financial statements to include a discussion of the pending matters and the potential range of losses to which you are exposed in connection with each of these matters. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5 and SAB Topic 5: Y, Question 2. If no estimate of these amounts can be made, please explain why and state this in your revised disclosure. Also, disclose the amounts of any accruals that have been established as required by paragraph 9 of SFAS No.5.

45. We note from your disclosure that the warrants issued in connection with your convertible promissory note at March 2, 2005 were valued based on a common stock price of $.12 (based on quoted trade price). Please clarify whether this price has been adjusted for the 1:30 reverse stock split that was effective on March 3, 2006. If not, please revise this price to give retroactive effect to the reverse stock spilt. If so, please explain why this price does not fall within the range of high and low prices for the first quarter of 2005 on page 49.

Note 10. Stockholders' Deficit, page F-20

46. Reference is made to your common stock warrants disclosure on page F-20 and F-21. Please revise Note 10 to include the disclosures required by paragraph 47 (b) and (c) and paragraph 48 of SFAS No. 123. Also please provide the disclosure required by paragraph 47 (d) of SFAS No. 123 for your common stock warrants and stock options. In addition, for those warrants issued in 2005 in transactions other than the convertible notes issuance described in Note 6, please explain how you accounted for and classified the warrant transactions in your 2005 financial statements.

Note 13. Subsequent Events

Modification and Waiver Agreement Dated January 13, 2006, page F-26

47. We note your disclosure on page F-26 that per your modification and waiver agreement your notes are convertible at $.75 per share, subject to certain adjustments. Please revise your notes to your financial statements to specify the nature and amount of the "certain adjustments" to the conversion price of $.75 per share under the terms of your modification and waiver agreement. Your

disclosure should be similar to that disclosed on page 4 of your 8-K dated January 13, 2006.

Stock Exchange Agreement dated January 13, 2006

48. We note from the disclosures in Note 13 to your consolidated financial statements that the Company issued 197,000 shares of Series A Preferred Stock in exchange for all of the outstanding shares of Dynamic Leisure. We also note that the Series A Preferred shares provide the shareholders of Dynamic with voting rights over approximately 83% of the Company's outstanding voting shares, as they were convertible into 6,566,667 common shares of the Company when its articles of incorporation were revised to increase the Company's authorized shares. We further note that the former management of the Company is being replaced by designees of Dynamic Leisure Group Inc. and that the transaction is being treated as a recapitalization of Dynamic Leisure Group Inc.

Based on the facts and circumstances noted above, Dynamic Leisure appears to be the accounting acquirer in this transaction pursuant to the guidance in paragraph 15 through 19 of SFAS No.141. As such, and because the financial statements in your Form SB-2 require updating at this time, please revise the registration statement to include audited and interim financial statements for Dynamic Leisure, the accounting acquirer (and effectively the registrant as a result of the recapitalization transaction), for all periods required by Item 310(a) and (b) of Regulation S-B. The financial statements of DynEco Corporation should continue to be included in the registration statement for the periods specified in Item 310(c) of Regulation S-B and should be updated through the latest interim period presented for the registrant, Dynamic Leisure.

49. In a related matter, please revise the "Management's Discussion and Analysis" section of the document to include a discussion regarding the results of operations of Dynamic Leisure for all periods presented, since they are now effectively the registrant as a result of the recapitalization transaction. Your "Critical Accounting Estimates" discussion should also be revised to address the critical accounting policies and estimates of Dynamic Leisure rather than those of the Company. Additionally, MD&A and your footnotes should be revised to discuss the recapitalization transaction and its impact on your financial statement presentation.

50. We note that Changes in L'Attitudes, Inc. ("CLA") and Island Resort Tours Inc. ("IRT")/ International Travel and Resorts, Inc. ("ITR") exceed 40% of at least one of the conditions specified in Item 310(c) 2 of Regulation S-B. As a result, please include in a post-effective amendment to your Form SB-2 registration statements the financial statements for CLA and IRT / ITR in accordance with Item 310(c) of

Regulation S-B. Please incorporate the below comments associated with your Form 8-K/A dated February 8, 2006 in your revised filing. Also, please provide pro forma financial information in a post-effective amendment to Form SB-2 as required in Item 310(d) of Regulation S-B. Your pro form statements of operations should give effect to all events that are directly attributable to the recapitalization transaction, modification and waiver agreement, and the above acquisitions, with detail footnote disclosure for each individual pro forma adjustment. The pro forma information should also give effect to the January 13, 2006 financing transaction. Each of your footnotes should include, but should not be limited to, a description of the significant assumptions used in the calculation of each pro forma adjustment. Additionally, if a transaction is structured in such a manner that significantly different results may occur, as mentioned in your footnote "a" to your pro forma financial information in your Form 8-K/A dated February 8, 2006, additional pro forma presentations should be made which give effect to the range of possible results.

Casual Car General Service Agreement

51. Please tell us how you considered the guidance in EITF 98-3 and Rule 11-01(d) of Regulation S-X in determining whether the acquisition of Casual Car General Services Agreement represented the acquisition of a business for which audited financial statements and pro forma financial information should be included in the registration statement in accordance with Items 310(c) and (d) of Regulation S-B. Also, since it appears that you did not account for the transaction as the acquisition of a business, please tell us and disclose in your financial statements how this transaction was reflected in Dynamic Leisure's financial statements.

Separation Agreement Dated January 13, 2006

52. Tell us and quantify in Note 13 the impact to Dyneco of transferring the furniture property and equipment located in Rockledge, Florida, and any related obligations, to Mr. Edwards under the terms of the separation agreement.

Modification and Waiver Agreement dated January 13, 2006

53. Please tell us and explain in Note 13 how you valued and accounted for the issuance of 200,000 shares of common stock and the modifications made to the warrants held by the convertible note holders, in connection with the modification and waiver agreement executed on January 13, 2006.

February 8, 2006 Acquisition of Changes in L'Attitudes, Inc.
March 6, 2006 Acquisition of Island Resort Tours, Inc and International Travel and Resorts, Inc.

54. We note the disclosure indicating that the Company consummated the purchase of all of the issued and outstanding capital stock of CLA on February 8, 2006 and IRT and ITR on March 6, 2006. Please tell us how you determined the value assigned to the 340,000 shares and 700,000 shares issued in each of these transactions, and explain how your valuation of these shares complied with the guidance outlined in paragraphs 22 and 23 of SFAS No.141 and EITF 99-12. Also, please ensure that the interim financial statements included in your next post-effective amendment to the Form SB-2 registration statement include all of the disclosures required by paragraph 58 of SFAS No. 141 with respect to each of these acquisitions. As part of your revised disclosure, please indicate the number of additional shares that may be issued under certain conditions and the accounting treatment that will be used if additional shares are issued. Also, please tell us whether the convertible debentures issued in each of these transactions provided for a beneficial conversion feature at issuance and explain the basis for your conclusions.

Form 8-K/A dated January 13, 2006

Exhibit 99.1

Dynamic Leisure Group, Inc.

Statement of Operations, page 3

55. Please revise your weighted average number of shares outstanding during the period for your basic and diluted calculation to equal the number of equivalent shares received by the acquiring company (Dynamic Leisure) in the recapitalization transaction with DynEco in fiscal 2006.

Form 8-K/A dated February 8, 2006

Exhibit 99.1

Changes In L'Attitudes, Inc.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 7

56. We note from your disclosure that you have concluded that nearly all of your revenue transactions should be recorded at gross, since you act as the merchant of record in the wholesale transaction, you are the primary obligor to the customer, you have sole authority over selling prices, and you are responsible for making payment to vendors. Based on the guidance in EITF 99-19, it appears that (1) being the merchant of record (2) pricing latitude and (3) credit risk (for collecting in advance of service, amounts charged to credit cards) are weaker indicators of gross reporting. It appears based on your facts and circumstances that being the primary obligor and inventory risk are the strongest indicators of gross reporting in your situation. Based on your description of the nature of CLA's business, it appears that the Company is not the primary obligor as described in EITF 99-19, as it appears that the services offered in your travel packages are provided by a third party supplier (i.e. lodging suppliers and airlines). Also you do not provide disclosure as to whether you have inventory risk before a customer order is placed or upon return. In this regard, explain to us and disclose in your notes if you are required to buy a specific number of lodging occupancies or airline tickets and pay for these services regardless of whether you are able to resell them. Please advise or revise accordingly.

Concentration of Credit Risk, page 7

57. We note that you have risk associated with customers' credit card payments. Based on the fact that 100% of your business originates through the Internet, as discussed in your 8-K dated February 8, 2006, we would expect a credit card receivable at your balance sheet dates. In this regard, please tell us where in your balance sheet any credit card receivables have been classified and the respective balances. We may have further comment upon receipt of your response.

Other

58. Please ensure that currently dated consents from all independent accountants whose reports are included in a post-effective amendment to your Form SB-2 registration statement are included as exhibits to the post-effective amendment, as required by Item 601 of Regulation S-B.

59. Please ensure that the financial statements and related disclosures included in the post-effective amendment to your Form SB-2 registration statement are updated in accordance with the guidance outlined in Item 310(g) of Regulation S-B.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this

Mr. Daniel Brandano
Dynamic Leisure Corporation
May 12, 2006
Page 14

request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3454 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (415) 495-8901
        Crone Law Group LLP